

23002973

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-48255



SEC Mail Processing

APR 03 2023

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022   AND ENDING 12/31/2022 DC

      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Matrix Executions, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

141 W. Jackson Blvd, Suite 2020A

(No. and Street)

Chicago	**IL**	**60603**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Zohaib Raza   **630-901-7643**   zraza@matrixexecutions.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP

(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 3300	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

09/24/2003   **49**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, If applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zohaib Raza _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Matrix Executions, LLC _____, as of 12/31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

A BALTSEVICH
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
May 01, 2023

Signature: _____

Title:
CFO/FINOP

Notary Public

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MATRIX EXECUTIONS, LLC

Table of Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Matrix Executions, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Matrix Executions, LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

Chicago, Illinois
March 24, 2023

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

1

Matrix Executions, LLC

Statement of Financial Condition

December 31, 2022

Assets

Cash	$	9,456,427
Cash segregated for the exclusive benefits of customers		2,040,000
Deposits with clearing brokers		4,885,287
Receivables from affiliate		18,672
Receivables from clients		2,199,871
Fixed assets, net		90,139
Other assets		346,315
Other receivables		1,575,450
ROU lease asset		1,718,243
Total Assets	$	**22,330,404**

Liabilities and Member's Equity

Accounts payable and accrued expenses		1,864,366
Accrued compensation		3,571,407
Due to affiliates		123,914
Lease liability		1,892,613
Total Liabilities		**7,452,301**
Member's Equity		**14,878,103**
Total Liabilities and Member's Equity	$	**22,330,404**

See accompanying notes.

MATRIX EXECUTIONS, LLC

Notes to Financial Statements

December 31, 2022

(1) Organization and Basis of Presentation

Matrix Executions, LLC, formerly ITG Derivatives LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an Illinois Limited Liability Company and is wholly owned and managed by Matrix Executions Holdings, LLC (the "Parent"). The U.S. dollar is the functional currency of the Company.

The Company is engaged in a single line of business as a direct-access securities broker that specializes in multi-asset class electronic trade execution services and provides connectivity to various destinations including securities and futures exchanges and electronic communications networks.

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty. Accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained, and as the operating environment changes.

Revenue Recognition

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from contracts with customers includes commission revenues on trade execution and related expenses which are recorded on a trade date basis. The Company's commission revenue is derived from customer use of the Company's trade execution services and rebate payments related to options executions at various exchanges of equities, equity options contracts, and futures contracts.

Other revenue primarily consists of income earned in conjunction with the Company's cash management activities, fees earned from customers for providing infrastructural and operational support, and fees generated for hosting customer servers.

The Company executes trades on behalf of its customers. Each time a customer enters into a transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

3

Rebates are based on total volume achieved over the course of time, generally a monthly total, and tiered based on volume. The result of this consideration is generally a net increase to and included in commission revenue in the below disaggregation.

Payments for order flow are earned from various options exchanges based upon options trading volume originated by the Company that meets certain criteria. The Company recognizes revenue daily as the performance obligation is satisfied at a point in time on customer orders that qualify for payments subject to exchange-mandated programs. Payments for order flow are collected monthly, in arrears.

Accounts receivable primarily represents amounts due from these activities. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectable. Allowances for credit losses are based primarily on historical collection experience. The Company did not have an allowance for credit losses balance as of December 31, 2022. The following table presents the Company's outstanding receivables from clients balance at year end in 2021 and 2022.

	2021	2022
Receivables from clients	$2,868,508	$2,199,871
Allowance for doubtful accounts	-	-
Receivables from clients, net	$2,868,508	$2,199,871

Cash

The Company maintains cash in bank deposit accounts that, at times, may exceed Federal Deposit Insurance Corporation limits.

Cash segregated for the exclusive benefits of customers

The Company maintains cash segregated in compliance with federal regulations includes cash deposited in a special bank account for the exclusive benefit of customers under 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, as amended. However, this account does not have calculation requirements and serves as a same-like reserve account.

Deposits with Clearing Brokers

Deposits with Clearing Brokers include cash held on deposit with clearing brokers. All securities transactions are cleared through other clearing brokers.

Fixed Assets, net

Fixed assets are recorded at cost, net of accumulated depreciation, and are depreciated using the straight-line method over the estimated useful lives of the assets (generally three to seven years). Leasehold improvements are recorded at cost and are amortized using the straight-line method over the lesser of the estimated useful lives of the related assets or the non-cancelable lease term. For the year ended December 31, 2022, total depreciation and amortization expense was $20,873 and is included in technology expense in the accompanying Statement of Operations. No impairment was deemed necessary in 2022.

Due to/from Affiliates

Amounts due to/from affiliates are unsecured, non-interest bearing and due on demand.

Other Receivables

Other receivables on the statement of financial condition include rebates receivable net of fixed and transactions fees from various option exchanges. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2022.

Credit Loss

Based on the high turnover and collectability of account receivable, as well as the monthly process for the majority of revenue, the Company has determined there is no material impact. Accounts receivable from the Company's executing business has minimal credit risk as all customers are pre-screened, collection of receivables occurs within one month and the services to customers are completed on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer).

Rebates

Rebates consist of volume discounts, credits or payment received from exchanges or other marketplaces related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis and included net within commissions, net in the accompanying statement of operations.

Income Taxes

The Company is a single member limited liability corporation and is not a taxable entity for income tax purposes. The Company does not have a tax sharing agreement with the Parent and is under no obligation to make distributions to its Parent with respect to taxes. Such taxes are the liability of the individual member (Parent) and the amounts thereof will vary depending on the individual situation of the member. Accordingly, there is no provision for income taxes in the accompanying financial statements.

(3) Related Party Transactions

The Company operates under an expense-sharing agreement with Simplex Investments, LLC. Under this agreement, Simplex Investments, LLC, a servicing company and an affiliate of the Company by common ownership, provides the Company with labor and administrative services. There are no amounts due as of December 31, 2022.

The Company operates under an expense-sharing agreement with Simplex Technologies, LLC, a technology servicing company and an affiliate of the Company by common ownership. Simplex Technologies, LLC provides the Company the use of technology and related services. There are no amounts due as of December 31, 2022.

Simplex Trading, LLC, an affiliate of the Company by common ownership, executes option trades through the Company. The Company has a related outstanding receivable aged over 30 days of $18,672. The Company's total related outstanding receivable of $200,196 on December 31, 2022, which is classified as receivables from clients on the statement of financial condition.

The Company operates under an expense-sharing agreement with Matrix Technologies L.L.C. ("MT"), a wholly owned subsidiary of the Parent. MT provides the Company the use of labor, technology, administrative services, and use of office space. The Company has a related outstanding payable of $83,414 on December 31, 2022, which is classified as due to affiliates on the statement of financial condition.

Pursuant to services agreement with a related party under common ownership, Salibaco, LLC ("SC"), SC provides administrative services, technology services, and office space to the Company. The lease agreement covering the Company's primary office space is held by SC and is expired on April 30, 2022. There are no amounts due as of December 31, 2022.

5

(4) Commitments and Contingencies

The Company is not a party to any pending legal proceedings. From time to time, the Company is involved in investigations and other proceedings by government agencies and self-regulatory organizations regarding its businesses. Such investigations and other proceedings may result in judgments, settlements, fines, penalties, injunctions or other relief. At the current time, management does not believe any of these matters will have a material effect on the Company's financial position or future results of operations.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as broker-dealers, against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(5) Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect on the Company's financial statements. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash, receivables from broker-dealers, net, customer and other receivables. Cash is deposited with a major U.S. banking financial institution.

(6) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 ⅔% of aggregate indebtedness.

At December 31, 2022, the Company had net capital of $11,596,169, which was $11,213,898 in excess of required net capital of $382,270. The Company's ratio of aggregate indebtedness to net capital was .49 to 1.

(7) Subsequent Events

The Company has evaluated subsequent events through the date the accompanying financial statements were issued and has determined that no material events that would require recognition or disclosure occurred.

7